VOCALTEC ANNOUNCES SECOND QUARTER RESULTS

                Retaining Market Share While Reducing Expenses

FORT LEE, NJ, July 23, 2002 -- VocalTec Communications Ltd. (Nasdaq:VOCL) today reported results for the second quarter ended June 30, 2002.

Revenues for the second quarter of 2002 were $6.8 million, an increase of 27 percent over the second quarter of 2001 and a 104 percent improvement over the first quarter of 2002, as a result of a large order slipping from the first into the second quarter.

Commenting on the quarter, Elon Ganor, Chairman and CEO of VocalTec, said "Our revenues last quarter were out of trend from previous quarters because we had a large order slip from the first into the second quarter. In May, we received that order as expected. During the second quarter, five new customers placed orders over $100,000. These were spread around various geographies, mainly in deregulating markets. However, as another indication of the unpredictability of the current market, we experienced a decline in orders from certain of our existing customers in the second quarter. We think this is an indication of the extreme caution in today's market, which has a tendency to make sales somewhat erratic."

Net loss in the second quarter of 2002 was $1.9 million, or $0.16 per share, compared with $14.6 million, or $1.20 per share, in the second quarter of 2001 and $3.9 million, or $0.32 per share, in the first quarter of 2002. The net loss in the second quarter of 2002 included a $1.8 million gain on the sale of ITXC shares. The net loss in the second quarter of 2001 included a restructuring charge of $1.6 million and an inventory write-down of approximately $1 million, as well as losses from discontinued operations and disposal of segment of TrulyGlobal and Surf&Call amounting to $6 million. The net loss in the first quarter of 2002 included a loss on the disposal of the Surf&Call business of $2.4 million, offset by a tax refund of $3.8 million and a $329,000 gain on the sale of ITXC shares.

Ganor continued, "There can be no doubt that we are operating in a very difficult environment that is likely to persist; however, we have every indication that we are maintaining our share of the addressable market, and we certainly have fewer competitors than we had a year or two ago. In some of our key customer accounts, we used to be one of three or four vendors, and, in many cases, we are now one of only two. In addition to expanding existing customers' networks, we continue to focus our primary attention on deregulating markets where time-to-market, the experience to quickly meet local requirements, cost-effective and scalable solutions, and the know-how to deal with carrier start-up issues give us a competitive advantage."

Continuing cost control measures resulted in another sequential decline in operating expenses to $7.6 million in the second quarter of 2002, compared with $7.8 million in the previous quarter and $10.2 million in the same period a year ago.

Net decrease in cash and short term deposits in the second quarter was $2.1 million, which included $2.0 million in proceeds from the sale of 340,500 ITXC shares, compared with $3.0 million in the first quarter, which included a $4.4 million tax refund and proceeds of approximately $400,000 from the sale of 59,500 shares of ITXC during the quarter. Excluding the proceeds from the sale of ITXC stock during the quarter and tax refunds, cash used in operations for the second quarter was $4.1 million compared with $7.8 million in the first quarter.

Hugo Goldman, VocalTec's Chief Financial Officer, said, "We continue to work on achieving the difficult balance between bringing costs into line with the current level of demand and funding development efforts. Even though we have cut our expense levels from a year ago, we see little likelihood of a major improvement in market conditions for the next several quarters, and we are evaluating further expense reductions. Our aim is to conserve as much cash as possible while continuing to position the company to gain a greater share of the available market."

About VocalTec

VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for carriers and service providers. As an innovator and provider of Internet telephony solutions since 1995, VocalTec offers a highly evolved revenue-generating product line on the market. With a customer base including the China Telecom PTAs, Deutsche Telekom, ITXC and NTT Communications, our multi-service solutions are commercially deployed in more than 100 countries, powering 20 percent of the international VoIP minutes market.

VocalTec's field-proven solutions support carrier services including international/long distance calling, packet tandem switching and exchange carrier services, as well as hosted global business services including voice VPN, conferencing, global call center and calling card services. The VocalTec Softswitch Architecture is a modular, carrier-grade, standards-based multi-protocol platform that integrates the benefits of SIP, MGCP and H.323 technologies. Learn more about our products and solutions at www.vocaltec.com.

For questions or further information, please contact:
Carmen Deville
Investor Relations for VocalTec
201-228-7000 x6208
carmen@vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                                                    VOCALTEC COMMUNICATIONS LTD.
                                                 CONSOLIDATED RESULTS OF OPERATIONS
                                     All data in thousands of U.S. dollars except per-share and share data

                                                          Three months ended                         Six months ended
                                                               June 30                                   June 30
                                                   ---------------------------------       ------------------------------------
                                                        2002             2001                     2002              2001
                                                   ---------------  ----------------        -----------------  ----------------

Net Sales                                                   6,795             5,370                   10,130            15,495
Cost of Sales                                               2,889             1,864                    4,231             5,115
Inventory write off                                             -               966                        -               966
                                                   ---------------  ----------------        -----------------  ----------------
                                                            2,889             2,830                    4,231             6,081
                                                   ---------------  ----------------        -----------------  ----------------
       Gross Profit                                         3,906             2,540                    5,899             9,414
                                                   ---------------  ----------------        -----------------  ----------------

Operating Expenses:

  Research & Development, net                               1,714             1,659                    3,315             3,729
  Marketing & Selling                                       4,725             6,832                    9,701            13,385
  General & Administrative                                  1,201             1,707                    2,452             3,603
  Restructuring costs                                           -             1,553                        0             1,553
                                                   ---------------  ----------------        -----------------  ----------------
      Total Operating Expenses                              7,640            11,751                   15,468            22,270
                                                   ---------------  ----------------        -----------------  ----------------

       Operating loss                                      (3,734)           (9,211)                  (9,569)          (12,856)
Other income, net                                           1,760                 0                    2,089                 0
Financing income, net                                         195               559                      432             1,249
                                                   ---------------  ----------------        -----------------  ----------------

       Loss from continuing operations
       before income taxes                                 (1,779)           (8,652)                  (7,048)          (11,607)
Tax benefits (Income taxes)                                  (108)                0                    3,683                 0
                                                   ---------------  ----------------        -----------------  ----------------
     Net income (loss) from continuing operations          (1,887)           (8,652)                  (3,365)          (11,607)
                                                   ---------------------------------        -----------------------------------

Discontinued operations:
  Loss from operations of discontinued segment                  -            (3,601)                    (588)           (7,352)
  Loss on Disposal of segment                                   -            (2,359)                  (1,786)           (2,359)
                                                   ---------------  ----------------        -----------------  ----------------
      Net loss                                             (1,887)          (14,612)                  (5,739)          (21,318)
                                                   ===============  ================        =================  ================

Basic and diluted loss per ordinary share:
   Net loss from continuing operations                      (0.16)            (0.71)                   (0.28)            (0.96)
   Loss from discontinued operations                            -             (0.49)                   (0.19)            (0.80)
                                                   ---------------  ----------------        -----------------  ----------------
     Net Loss                                               (0.16)            (1.20)                   (0.47)            (1.76)
                                                   ===============  ================        =================  ================

Weighted average number of ordinary
 shares used in computing
 per share amounts (in thousands):                          12,127            12,127                   12,127            12,127
                                                    ===============  ================        =================  ==============



                                                     CONSOLIDATED BALANCE SHEET
                                                   (In thousands of U.S. dollars)


                                                                              June 30               December 31
                                                                               2002                     2001
                                                                          ----------------        -----------------


Current Assets
  Cash and cash equivalents and short
  term investments                                                                 13,255                   18,356
  Trade receivables, net                                                            4,204                    5,406
  Other receivables                                                                 3,312                    2,502
  Inventories                                                                       4,192                    3,608
                                                                          ----------------        -----------------
       Total Current Assets                                                        24,963                   29,872
                                                                          ----------------        -----------------

Investments and Long Term Deposits
  Investment in ITXC shares                                                        10,846                   14,656
  Other investments                                                                   256                      256
Deposit with insurance companies                                                    1,672                    1,757
                                                                          ----------------        -----------------
                                                                                   12,774                   16,669
                                                                          ----------------        -----------------

Equipment, Net                                                                      3,687                    5,020
                                                                          ----------------        -----------------


Total Assets                                                                       41,424                   51,561
                                                                          ================        =================




                        Consolidated Balance Sheet Continued (In thousands of U.S. dollars)


                                                                             March 31               December 31
                                                                               2002                     2001
                                                                          ----------------        -----------------


Current Liabilities
  Accounts payable and accrued expenses                                            11,935                   12,755

Long Term Liabilities
   Deferred income taxes                                                            3,318                    4,745
   Accrued severance pay                                                            2,802                    2,832
                                                                          ----------------        -----------------
                                                                                    6,120                    7,577
                                                                          ----------------        -----------------

       Total Liabilities                                                           18,055                   20,332
                                                                          ----------------        -----------------


Shareholders' Equity
    Share capital
       Ordinary shares of NIS 0.01 par value:
         Authorized - 30,000,000 shares;
         Issued and outstanding - 12,127,058
         shares as of  June 30,2002 and
as of December 31, 2001                                                                36                       36
Additional paid-in capital                                                         97,015                   97,015
Deferred share-based compensation                                                     (19)                     (38)
Accumulated other comprehensive income                                              4,978                    7,118
Accumulated deficit                                                               (78,641)                 (72,902)
                                                                          ----------------        -----------------
        Total Shareholders' Equity                                                 23,369                   31,229
                                                                          ----------------        -----------------

                                                                                   41,424                   51,561
                                                                          ================        =================